AR/S
P.E. 9/30/01
1-05667
JAN 23 2002
1086
02011447
PROCESSED
JAN 24 2002
THOMSON
FINANCIAL


CABOT

CREATING VALUE — EVERY WAY WE CAN

CABOT CORPORATION 2001 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Dollars in millions, except per share amounts	2001	2000	Increase (Decrease)
OPERATING REVENUES			
Operating revenues [1]	$ 1,670	$ 1,574	6%
Net income from continuing operations	$ 121	$ 108	12%
Per diluted common share	$ 1.62	$ 1.46	11%
Net income from continuing operations before special items [2]	$ 136	$ 114	19%
Per diluted common share	$ 1.82	$ 1.55	17%
FINANCIAL POSITION (as of September 30)			
Assets	$ 1,919	$ 2,134	(10%)
Net property, plant and equipment	$ 807	$ 806	0%
Stockholders' equity	$ 950	$ 1,047	(9%)
Per common share	$ 15.17	$ 15.47	(2%)
Return on average stockholders' equity [2]	13%	19%	(6 points)

[1] As a result of the sale of Cabot's Liquefied Natural Gas ("LNG") segment and the IPO and spin-off of Cabot Microelectronics, the operating results of these two segments have been segregated from continuing operations and are reported as a separate item in the consolidated financial statements.

[2] Certain special items have been excluded from each year's calculations as noted in the table above and on page 32. Calculations for 2001 exclude the benefits of a $1 million insurance recovery and a $1 million recovery of costs from one of the 2000 facilities closures and $5 million of additional proceeds from the LNG sale. Special items for 2001 also exclude a $2 million charge from the discontinuance of a toll manufacturing agreement and a $21 million charge related to the retirement of the Chief Executive Officer and the resignation of the Chief Financial Officer. Calculations for 2000 exclude the benefit of a $10 million insurance recovery, a $2 million charge to increase the environmental reserve, an $18 million charge to close two facilities, and a $487 million gain on the sale of LNG. Calculations for 1999 exclude a $26 million charge for cost reduction initiatives and capacity utilization and a $10 million gain from the sale of 1 million shares of K N Energy, Inc. Calculations for 1998 exclude a $60 million asset impairment charge in the Chemical Businesses, a $25 million write-off of a tantalum ore recovery project in the Performance Materials segment, and a $90 million gain from the sale of 2 million shares of K N Energy, Inc. Calculations for 1997 exclude an $18 million charge related to a cost reduction program in the Chemical Businesses and the Performance Materials segment.

SEIZE THE DAY...MAKE THE MOST OF PRESENT OPPORTUNITIES. THESE ARE WORDS TO GROW BY. TODAY AT CABOT, WE SEE OPPORTUNITIES EVERYWHERE. BUT WE'RE SELECTIVE ABOUT THOSE WE SEIZE. WE PURSUE OPPORTUNITIES THAT PROMISE ATTRACTIVE RETURNS; CHANGE THE PROFITABILITY OF OUR CORE BUSINESSES; POSITION US IN GROWING MARKETS; RELATE TO FINE PARTICLE TECHNOLOGY; EXPAND OUR INTELLECTUAL CAPITAL; UPHOLD OUR VALUES. DAY AFTER DAY, WE'RE TAKING ADVANTAGE OF A WORLD OF OPPORTUNITIES AND "CREATING VALUE—EVERY WAY WE CAN."





LIVE VALUES

SOME PEOPLE BELIEVE that values – the principles by which one lives – restrict behavior. We believe they liberate it.

Since their introduction in 1997, our four values of integrity, respect, innovation and competitiveness have become the foundation of our behavior, as well as our success. Employees who deal fairly with their communities are more likely to build bridges... and partner in economic and social well being. Employees who are treated with respect are more inclined to offer ideas... and identify new opportunities. Employees who are free to innovate are more inclined to take risks... and create breakthrough developments. Employees who team up to compete against other companies, not against individuals, are more likely to collaborate... and advance new initiatives.

We are building a 21st century culture on the foundation of these four values. This culture reflects our vastly changed world and company. It enables us to serve markets that demand new products; support customers that seek performance improvements; develop materials that leverage emerging technologies; work collaboratively, unfettered by corporate bureaucracy or politics.



MIKE HARRIS
TECHNICAL MANAGER,
CABOT SPECIALTY FLUIDS,
ABERDEEN, SCOTLAND



ALCEA CANDIDO
ADMINISTRATIVE ASSISTANT,
CARBON BLACK,
MAUA, BRAZIL

"THERE'S A SAYING IN THE OIL INDUSTRY: 'If everything goes right, it's good engineering. If anything goes wrong, it's the drilling fluid.' When Cabot's cesium formate drilling and completion fluids first appeared on the scene in 1999, there had been few real innovations in fluids for 20 years. Customers thought our claims about higher performance were unrealistic.

"We focused our initial marketing efforts on a small group of 'believers' – customers willing to participate in a field trial. Our competitiveness to prove our product never wavered. By working continuously, sharing lab results, designing operational procedures, highlighting the value created and offering incentive deals, we got our field trial.

"Now we live in a different world. Customers believe in our performance. They value our judgment, respect our service and admire our innovation. And our competitors? Well, they wish we weren't so competitive."— MIKE HARRIS

"DURING THE EIGHT YEARS OUR COMMUNITY TEAM HAS EXISTED, Cabot has supported our efforts to express our sense of responsibility to our community and address some of the disparities in our society.

"In these years, Cabot Brasil has become known as a good neighbor due to the many actions we've taken in the community in which we work and live. We concentrate our efforts on helping schools, as we think that if Brazilian children have a better opportunity to learn and feel the community cares, they'll become better citizens and help change the future. But we couldn't forget the adults who work with us and hadn't had an opportunity to learn, so we created a literacy program for them. Literacy classes were developed and managed by volunteer employees, and were expanded to include computer literacy. We were honored to receive recognition from the Ministry of Education and Culture, which validated the curriculum for continuing education. And finally, we worry about the health of the poor, so we also direct our efforts to supporting public health centers in the community near our plant.

"There are so many other actions we pursue daily to keep the flame of shared citizenship burning."— ALCEA CANDIDO









DIVERSIFY EARNINGS

TEN YEARS AGO, basic industrial markets (tire, automotive and construction) represented the dominant source of profits in our core businesses: carbon black, fumed metal oxides and tantalum. Since then, by expanding in higher-value, higher-growth markets (electronics and telecommunications), we have rewritten the profit equation and created incremental new value.

We are applying our knowledge of particle morphology and surface chemistry to launch carbon black, fumed silica and tantalum into new product applications in higher-value, higher-growth markets. Among the applications are inkjet printers that use pigments based on carbon black; pharmaceutical and biotechnological research that uses chromatographic materials based on carbon chemistry; heat shields that use aerogels based on silica; telecommunications cables that use optical fibers based on fumed silica; cell phones and computers that use ceramic capacitors based on barium titanate. More than half of our business development opportunities today are related to higher-value, higher-growth markets.

But diversifying earnings means more than expanding in attractive markets. It also means seizing opportunities to redistribute the value of our materials. We accomplished this in 2001 when we negotiated multiyear, margin improvement contracts in the tantalum business, which serves electronics markets. This year, the business reported a 105 percent increase in earnings over results achieved in 2000.









VALDEMIR PRODOCIMO
NICHE BUSINESS MANAGER,
FUMED METAL OXIDES,
BILLERICA, MASSACHUSETTS



E. HUGH TYLER
STRATEGIC BUSINESS UNIT MANAGER,
CABOT PERFORMANCE MATERIALS,
BOYERTOWN, PENNSYLVANIA

"THE SUCCESS OF FUMED METAL OXIDES in the electronics and telecommunications markets is a fact. Still, we're always looking for new opportunities by going into the field and seeking out people in these markets. Partnerships with strategic customers and technology-driven companies are key success factors for our growth in electronics and telecommunications.

"The requirements of customers in these markets are rigorous. We must be able to deliver a high degree of consistency in terms of the performance of our products and to think beyond product specifications to understand customers' applications. Working with these customers has influenced us to build a new and 'right'organization – an organization with clear goals and objectives, discipline in executing objectives and allocating resources, and a continuous improvement approach to operations. In our organization today, everyone is aligned to deliver performance to customers who have high standards of quality. We've found that the requirements of customers in these markets have been permeating through all our business sectors, generating benefits to all fumed metal oxides customers, regardless of the markets they represent."
—VALDEMIR PRODOCIMO

"AT CABOT PERFORMANCE MATERIALS, we're managing demand for tantalum in ways that manifest themselves throughout the supply chain.

"Early in supply chain planning, we apply a thorough understanding of the global supply of tantalum reserves to make long-term mining investment decisions, which balance risk with anticipated demand and profit expectations. This investment strategy creates value for Cabot and its customers by establishing a stable and reliable supply of this raw material. Capitalizing on the strength of our raw material position and projected market demand, we negotiated multiyear contracts with major customers earlier this year.

"Another key ingredient of demand management in our business is demand creation. Through product innovation and process improvement, our Research and Development group is engineering new tantalum powders, as well as barium titanate and niobium oxide materials for expanded capacitor applications. These advances create demand, as they enable our customers to meet the evolving performance needs of their markets.

"The end result of all these efforts is maximized value for Cabot shareholders and customers." — E. HUGH TYLER





PRESERVE CORE

CABOT HAS MANUFACTURED carbon black since the 1880s, fumed silica since the 1950s and tantalum since the 1970s. Today, we hold leadership positions in all three businesses worldwide. But our commitment to our core businesses is rooted in more than history and market position. We consider ourselves custodians, or caretakers, of these valuable businesses and their products, which are essential to our company, as well as to the world.

All three of these businesses generate stable earnings and cash. We work relentlessly to improve their competitive position by driving out costs, managing capacity and improving the product mix. In the past three years, we've removed more than $60 million in costs from these businesses. These savings flow into the investment pool we draw from to fund the development of new products and businesses. In 2001, we invested some $35 million in developing future opportunities.

All three of these businesses make industrial products critical to many of today's consumer products. Carbon black is essential to tires. Carbon black and fumed silica are essential to inks and coatings. Fumed silica is essential to pharmaceuticals, cosmetics and computer chips. Fumed silica and tantalum are essential to laptops, cell phones and digital cameras. Without them, our world would be vastly changed.





"CHINA IS A BIG CARBON BLACK MARKET WITH HIGH GROWTH RATES. Although we have been a quality leader in the market for years, we have been a small player. Today, our strategy is to be the market leader and to be in the forefront of the significant changes now happening in the industry. We define market leadership as growing at twice the rate of the carbon black industry; achieving the highest total and unit profitability in China; and being the best in customer satisfaction, especially in quality and service.

"Today, we are using our manufacturing capacity outside China to seed the market for continuing growth. We are using our sales force to seize emerging market opportunities. And we are looking at a number of expansion opportunities, including capacity additions and acquisitions.

"We believe we are building a good business in China for our carbon black products." —XINSHENG ZHANG

"FUMED SILICA POSSESSES UNUSUAL PARTICLE CHARACTERISTICS, including extremely small aggregate size, high surface area, high purity and chain-forming tendencies, which make it an essential ingredient in hundreds of products people use every day. Cabot's fumed metal oxide products provide a wide array of performance-enhancing properties, which allow our customers to achieve distinctive chemical creations using environmentally friendly and cost-effective materials. These creations would be difficult to accomplish with any other single material – or even with several costly additives.

"Today, computers and electronic devices are a common and even an essential part of our daily lives. Over the last several years, Cabot's focus on product quality, purity and consistency has become an important part of our customers' success in supplying polishing slurries for manufacturing the integrated circuits and disk drives used in these products. As device sizes have decreased and new technologies have developed, enabling the production of smaller, more powerful circuits and chips, Cabot's fumed metal oxide technology has risen to meet the increased performance demands and helped our customers become market leaders." —JOHN NAGEL



XINSHENG ZHANG
COUNTRY MANAGING DIRECTOR,
SHANGHAI, CHINA



JOHN NAGEL
TECHNOLOGY LEADER-ELECTRONICS,
FUMED METAL OXIDES,
TUSCOLA, ILLINOIS



CONTROL CONTROLLABLES

SOME THINGS WE CAN'T CONTROL: the world economy, the strength of the dollar. Others we can: our margins, our costs.

By focusing on the controllables, we are proving we can be profitable, even in economic downturns. Cabot Performance Materials doubled its profitability in 2001, despite a weak economy and soft electronics market, because of its success in improving margins in the tantalum business.

We continuously identify and pursue opportunities to reduce costs. Our Business Process Improvement Team (BPIT) is leading a multiyear initiative to lower our cost base and position us for electronic commerce by standardizing the processes and systems that underlie our corporate infrastructure. The concept, known in the business world as enterprise resource planning, is that a single standard, common to locations worldwide, creates a simpler, faster, more productive and less costly organization. Similarly, our European entity reorganization initiative created a more rational and efficient worldwide holding company structure.




CABOT





MARGA LINDHOUT
COUNTRY FINANCE MANAGER,
CARBON BLACK,
BOTLEK, THE NETHERLANDS



FRANCISCO BERGARETXE
PURCHASING MANAGER,
CARBON BLACK,
ZIERBENA, SPAIN

"EVERYBODY KNOWS THAT ANY COMPANY THAT WANTS TO COMPETE in the market today has to give customers not only the best quality and service, but also the best conditions for commerce.

"Cabot is working hard on the Business Process Improvement Team project so that, within the next 18 months, all of the processes and systems in place in different plants around the world will be the same. When the project is done, Cabot will be able to know – exactly, at any moment and at any place – how everything is going, and where to act to increase efficiency and where to act to control costs. By having all information configured in the same way and available in the same system, Cabot will be able to improve operating conditions, reduce inventories, get greater benefit from supplier relationships and improve working capital.

"During the time I've been involved in the project, I've met employees from all over the world who are working very hard. This is one of the major reasons why I believe the project will be a success." —FRANCISCO BERGARETXE

"LAST YEAR, I JOINED SEVERAL OF MY COLLEAGUES in a project to reorganize Cabot's European entities. The objectives of the project were to enable the company to better manage its global businesses by enhancing management's review of internal controls and compliance, and to improve investment return, while providing a source of financing to the businesses in which the company invests.

"This complicated project involved local, regional and global experts in taxes, finance and the law. The experts came from inside Cabot and outside the company. The reorganization involved the transfer of several non-U.S. subsidiaries, then held by U.S. holding companies, to newly created European and Canadian holding companies. Within this new structure, capital is generated for regional use, which allows the new holding companies to invest outside the U.S. without the costs associated with repatriating cash." —MARGA LINDHOUT



GROW PORTFOLIO

NEXT TO "CREATING WHAT MATTERS," the most widely recognized slogan at Cabot is "Investing in Ourselves."

We first fulfilled our strategy of creating value by investing in ourselves in 2000, when we spun off or sold our homegrown businesses, Cabot Microelectronics Corporation and Cabot LNG Corporation. Today, three new businesses are showing promise as meaningful contributors to earnings: inkjet colorants, specialty fluids and nanogel. Following them are nearly a dozen other new business opportunities, including materials for sensors, flat panel displays, electronic inks, coolants, fuel cells and advanced battery technologies.

We see many opportunities for creating new performance chemicals based on our ultra-fine, or nano-scale, materials. The opportunities we pursue rely on our core competencies: our ability to make fine particles; modify their surface chemistries; and understand which physical and chemical characteristics of particles generate the kind of performance customers and markets value. In 2001, we invested some $35 million in the development of new business opportunities. We expect to invest a comparable amount in 2002.


CABOT









THORSTEN LAHRS
DIRECTOR OF GLOBAL OPERATIONS,
NANOGEL,
FRANKFURT, GERMANY



ELENA KHMELNITSKAIA
SCIENTIST-ANALYTICAL LABORATORY,
CHROMATOGRAPHY,
BILLERICA, MASSACHUSETTS

"NANOGEL IS AN EXCELLENT OPPORTUNITY for 'investing in ourselves.' It is a technology platform with a unique mix of physical properties, which offer broad applications in different markets. Our patent position in a low-cost production technology enables us to produce aerogel materials at competitive costs. The business gives us the opportunity to broaden our participation in the value chain of selected applications. And finally, since the development of aerogel applications is in its infancy, nanogel offers us tremendous room for growth.

"The most promising and fastest route for the introduction of aerogels in world markets now is the insulation market. Here, we are far advanced in the development process, with applications in the construction industry, in skylights, and in the automotive industry, in heat shields. These segments offer a very different range of technology levels and market sizes.

"Within the next five years, we hope to have created a business that will generate the resources for growing itself and, further in the future, generate excess cash to finance other new ventures of Cabot." —THORSTEN LAHRS

"THE CHROMATOGRAPHY PROJECT COMBINES Cabot's qualifications (carbon black surface modification) with those of its partner, ZirChrom Separations (a unique stationary phase for liquid chromatography). In a short period of time, Cabot has learned the demands of the liquid chromatography market, developed and manufactured a product with greater stability and unique separation selectivity, and created a marketing program that has sparked significant interest in the product.

"As a member of Cabot's Analytical Laboratory team, I provide technical support to the project. The team's mission is to assist with two aspects of the project: high performance liquid chromatography (HPLC) and particle characterization. My experience with HPLC and particle characterization helps the team explore new applications for the technology and better understand our products.

"If we're successful with our carbon-based product, it will compete seriously with traditional silica-based HPLC columns and provide Cabot with a true 21st century product. Cabot is a company that is always looking for something novel. That makes my work very interesting and motivating." —ELENA KHMELNITSKAIA



SHARE SUCCESS

CABOT IS CREATING MORE AND MORE PRODUCTS WITH performance properties that customers value. When we commercialize these products, we understand the performance enhancements our customers achieve and the value the market assigns to the enhancements. We price our products in a way that enables our customers, as well as Cabot, to share in the value of the materials. Our customers benefit by lowering costs, gaining market share or entering new markets. We benefit by improving margins, generating increased sales or gaining access to new markets. It's a formula for shared success.

We are applying this formula to many of our new products. The performance of our cesium formate fluids surpasses the performance of conventional oil drilling fluids. Our customers are reaping the value of the enhancements by saving rig time and operating expense. The performance of our black pigments exceeds the performance of conventional dyes in inkjet printers. Our customers are reaping the value of the enhancements by gaining market share from dye-based printers. And the performance of our hydrothermal barium titanate surpasses that of competing materials for ceramic capacitors. In time, we expect this material to help our customers increase share in the market for high-end, multilayer capacitors.







TROND JUSTAD
CABOT SPECIALTY FLUIDS CUSTOMER-STATOIL,
MANAGER-HULDRA PROJECT,
BERGEN, NORWAY

"CABOT'S CESIUM FORMATE HAS PLAYED A KEY ROLE in the development of the Huldra field (a high-temperature, high-pressure gas field being developed by Statoil in the North Sea). Without it, Statoil could not have developed the field without major consequences on our plans, including the very expensive redesign of all wells. The need to use a cesium formate-based drilling fluid became clear after we experienced severe operational limitations when we drilled the first reservoir section with a different product. Also, quite early in the process, we found that good synergies could be achieved when using the same fluid for the drilling and completion phases.

"Cesium formate has significantly improved the safety and well control aspects of the project. It has demonstrated good drillability with good hole cleaning, faster tripping speeds (the speed with which a drill string is run in and out of the well, oftentimes to replace a drilling bit) and absolutely no sag. During flow checks, the fluid is completely stable after only 20 minutes, compared to 45 to 60 minutes when using another product. This results in significant savings on every trip, as several flow checks must be done each time the drill string is run in and out of a high-temperature, high-pressure well.

"For the specific conditions of the Huldra field, there is no realistic fluid alternative for successfully drilling and completing the wells." —TROND JUSTAD

"THE INKJET COLORANTS BUSINESS IS BASED ON SUPPLYING novel, high-performance, pigment-based colorants that enable our customers to advance the performance of their printers and capture new opportunities. A fundamental part of our strategy is that if we are successful in creating products that truly give our customers a competitive edge, then we will be rewarded by sharing the value we have jointly created.

"Our target customers are original equipment manufacturers (OEMs) of inkjet printers. Our technology is unique and enables our customers to broaden their 'ink performance space,' but this alone doesn't guarantee success. Everyone needs to think in a new fashion. Cabot cannot fully understand the benefits of its surface-modified pigments in next generation inkjet printing systems without OEMs, who are well versed in ink formulation science and printhead design. We have been very successful in establishing close working relationships with our OEM partners, and have developed unique pigments for them, which have given them a competitive advantage.

"In order to truly participate in the value we create, we have developed a deeper understanding of our customers' business models and value chains. This knowledge is just as important to our business as our technology, as it ensures that the print performance we enable is valued by our customers and the marketplace." —NICK JONES



NICK JONES
MARKETING MANAGER,
INKJET COLORANTS,
BILLERICA, MASSACHUSETTS







SUSTAIN EXECUTION

HAVING A CORPORATE STRATEGY is one thing; sustaining the execution of a well defined strategy is another. Here at Cabot, we are focusing on the latter.

In 2000, we proved that our corporate strategy of managing our core businesses, and creating, funding and growing new businesses is an effective means for creating value. In 2001, we worked to ensure the sustained execution of that strategy. Despite the economic downturn, we maintained contractual relationships with our tantalum customers; we expanded our relationships with original equipment manufacturers of inkjet printers; and we invested in the construction of a semiworks facility for the manufacture of our aerogel products.

We use various means to ensure that commitments to our strategy are fulfilled by our businesses, as well as by our employees. All of our businesses and functions develop Continuous Improvement Plans, which provide a roadmap for reaching critical destinations. Similarly, our Performance Based Management process ensures that individual employees identify, understand and fulfill their objectives and commitments.

Using every means we can, we're committed to executing our corporate strategy—again and again and again.



SIEW PENG CHONG
CHIEF FINANCIAL OFFICER,
ASIA PACIFIC,
KUALA LUMPUR, MALAYSIA



KRISTINA GROLLER
HUMAN RESOURCE MANAGER,
CABOT PERFORMANCE MATERIALS,
BOYERTOWN, PENNSYLVANIA

"IN THE BUSINESS PLANNING PROCESS FOR 2001, Asia Pacific management developed Continuous Improvement Plans (CIPs) that addressed how we would meet the challenge of moving the region forward and positioning the business for growth. The CIP process is based on the management principles of measurement, continuous improvement and collective learning. Guided by these principles, management defined what success would look like, identified the strategic outcomes that would reflect success and drafted CIPs to accomplish each strategic outcome. The CIPs addressed many different issues, including manufacturing, safety, market and product development, and operating costs. I was involved, for example, in a team to reduce working capital.

"Throughout the year, management reviewed the CIPs against actual performance and managing directors from each Asia Pacific location developed improvement plans to address shortfalls. The process proved very effective. Today, as the region's markets continue to grow and change, the CIP process is helping us set long-term and short-term objectives, and build discipline and accountability into the business planning process." —SIEW PENG CHONG

"THE ABILITY OF OUR PEOPLE TO PERFORM at the highest possible level is critical to the success of our businesses. To ensure the continued growth and contribution of Cabot Performance Materials (CPM), our employees must be aligned around individual objectives that are tied to business objectives. Performance Based Management (PBM) is the process we use to ensure this tie exists.

"We start the process by determining CPM's long-range plan. Then, we break the plan down into the annual objectives we need to accomplish in order to execute it. These annual objectives are communicated throughout the organization, so that each employee can define his or her own objectives in support of the plan. Last year, for example, our Human Resources staffing team was faced with a high level of recruitment to support increases in tantalum powder production, while maintaining quality and safety standards. In order to meet CPM's objectives, the team put together metrics that defined a whole new approach to recruitment. These included increased use of the Internet, attendance at professional job fairs and interview days on site. As a result of the team's efforts, we were able to bring in highly talented, qualified people, below budget and in a timely manner, and meet the increased needs of the business.

"All of us contribute to the success of our business in different ways, but PBM makes sure we are contributing in the right ways. If one of our individual objectives doesn't fit into the overall business plan, we shouldn't be working on it."
—KRISTINA GROLLER





KENNETT F. BURNES
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER
CABOT CORPORATION





TO OUR SHAREHOLDERS,

IN THESE UNCERTAIN AND DIFFICULT TIMES, WE ARE VERY FORTUNATE that our financial condition is as strong as it is and that our businesses are all performing well. Although we are cautious looking forward, we believe that we are well positioned to face whatever may come, and to continue the excellent growth in earnings and shareholder value that Cabot has enjoyed over the past years.

Two-thousand-one was a year of solid financial results for the company, even though the economic conditions for the industries we serve and the world at large were quite difficult for most of the year. Our earnings grew nearly 20 percent, and we again outperformed our peers in the chemicals and specialty chemicals indices.

Two-thousand-one was also a year of significant transition for Cabot. Sam Bodman, our former Chairman and CEO, retired after 15 years with the company. He served Cabot and all of its employees and shareholders with great success over the years, and he left the company in excellent condition. We see our task going forward as continuing to execute the strategy of optimizing the results in our core businesses, and to use our financial, technical and human resources to develop new businesses and products to enhance shareholder value. We believe that we are well positioned to do just that.

During 2001, we continued to make excellent strides in developing new businesses. Our inkjet colorants business continued to grow its customer base and the number of printers that use our pigment. Cabot Specialty Fluids, the oil field drilling business, supplied its products to a number of wells in the North Sea. Cesium formate has now been used successfully in 46 wells and five drill-in applications, in which early results indicate a substantial improvement in initial production rates from the wells. In addition, elastomer composites received its first commercial order for its natural rubber masterbatch product and after a long gestation period it appears that this business is finally on its way to success. We also started construction of a semiworks plant for our nanogel business, which should be operating commercially by the end of next fiscal year. Finally, we revitalized our other new business development efforts, and have a relatively full pipeline of new ideas and projects. This is all quite exciting.

In the core business area, both our carbon black and fumed metal oxides businesses were hit quite hard with the unfavorable economic conditions, and both businesses had significant declines in volumes and profitability. On the other hand, our tantalum business, supported by the long-term contracts we entered into in the first quarter, performed very well, doubling its profitability. We also took the first significant step in implementing our new enterprise resource planning system with a successful conversion at our plant in Argentina. This is a key project for us and we are very pleased with the progress that has been made.

EARNINGS PER SHARE (DILUTED)[1]

(In Dollars)


1.30
1.48
1.25
1.55
1.82
1997
1998
1999
2000
2001

[1]Calculations exclude special items and gains on sales of equity securities and businesses. See footnote 2 on inside front cover.

2001 GEOGRAPHIC SALES

(In Percent)


Asia Pacific 15%
Latin America 9%
North America 47%
Europe 29%

RETURN ON AVERAGE STOCKHOLDERS' EQUITY[1]

(In Percent)


14%
16%
15%
19%
13%
1997
1998
1999
2000
2001

[1]Calculations exclude special items and gains on sales of equity securities and businesses. See footnote 2 on inside front cover.

Even in these uncertain economic and political conditions, we look forward with optimism. We believe that we have a solid strategy, strong core businesses, a growing stable of attractive new business opportunities and, most importantly, a very strong and values-based employee team, who will create increased shareholder return. We all feel very fortunate to be working for Cabot in these difficult times and look forward to continued strong performance.

In closing, we express our appreciation to Robert P. Henderson, who expects to retire from our Board of Directors effective March 7, 2002, the date of our Annual Meeting. We thank Bob for the wise counsel he has provided our company over the past 11 years.

We also thank you, our shareholders, for your continuing confidence in, and support of, our efforts.

KENNETT F. BURNES
Chairman, President and
Chief Executive Officer

DIVIDENDS PER SHARE


(In Dollars)
0.40
0.42
0.44
0.44
0.48
1997
1998
1999
2000
2001

SHARES REPURCHASED


(In Millions of Shares)
3
2
4
2
2
0
2
(1)
7
5
1997
1998
1999
2000
2001
Net of Reissuance
Total

September 30 (dollars in millions, except per share amounts)	2001	2000
Current assets:		
Cash and cash equivalents	$ 364	$ 638
Accounts and notes receivable, net of reserve for doubtful accounts of $4 and $3	267	280
Inventories	285	232
Prepaid expenses and other current assets	33	23
Deferred income taxes	19	17
Total current assets	968	1,190
Investments:		
Equity	76	74
Other	29	27
Total investments	105	101
Property, plant and equipment	1,856	1,794
Accumulated depreciation and amortization	(1,049)	(988)
Net property, plant and equipment	807	806
Other assets:		
Intangible assets, net of accumulated amortization of $13 and $11	21	21
Deferred income taxes	2	2
Other assets	16	14
Total other assets	39	37
Total assets	$ 1,919	$ 2,134

(A) *The consolidated financial statements include the accounts of Cabot Corporation and majority-owned and controlled U.S. and non-U.S. subsidiaries (Cabot). Investments in 20-to 50-percent owned affiliates are accounted for using the equity method. Intercompany transactions have been eliminated.*

The Notes to the consolidated financial statements included in Cabot's SEC Form 10-K for fiscal 2001 are an integral part of these condensed consolidated financial statements.

September 30 (dollars in millions, except per share amounts)	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Notes payable to banks	$ 13	$ 20
Current portion of long-term debt	30	48
Accounts payable and accrued liabilities	243	425
Deferred income taxes	5	1
Total current liabilities	291	494
Long-term debt	419	329
Deferred income taxes	94	90
Other liabilities	138	143
Commitments and contingencies (Note B)		
Minority interest	27	31
Stockholders' equity:		
Preferred stock:		
Authorized: 2,000,000 shares of $1 par value		
Series A Junior Participating Preferred Stock		
Issued and outstanding: none		
Series B ESOP Convertible Preferred Stock 7.75% Cumulative		
Issued: 75,336 shares, outstanding: 59,148 and 62,285 shares		
(aggregate redemption value of $59 and $62)	75	75
Less cost of shares of preferred treasury stock	(33)	(24)
Common stock:		
Authorized: 200,000,000 shares of $1 par value		
Issued and outstanding: 62,633,252 and 67,700,060 shares	63	68
Additional paid-in capital	9	111
Retained earnings	1,078	1,040
Unearned compensation	(40)	(39)
Deferred employee benefits	(54)	(56)
Notes receivable for restricted stock	(23)	(27)
Accumulated other comprehensive loss	(125)	(101)
Total stockholders' equity	950	1,047
Total liabilities and stockholders' equity	$ 1,919	$ 2,134

(B) *Cabot is a defendant, or potentially responsible party, in various lawsuits and environmental proceedings wherein substantial amounts are claimed or at issue.*

The Notes to the consolidated financial statements included in Cabot's SEC Form 10-K for fiscal 2001 are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (NOTES A AND B)

Years ended September 30 (dollars in millions, except per share amounts)	2001	2000	1999
Revenues:			
Net sales and other operating revenues	$ 1,670	$ 1,574	$ 1,405
Interest and dividend income	28	6	4
Total revenues	1,698	1,580	1,409
Costs and expenses:			
Cost of sales	1,237	1,164	991
Selling and administrative expenses	208	173	186
Research and technical service	48	43	58
Interest expense	32	33	39
Special items (Notes C, D and E)	21	10	26
Gain on sale of equity securities (Note F)	—	—	(10)
Other charges, net	2	—	6
Total costs and expenses	1,548	1,423	1,296
Income before income taxes	150	157	113
Provision for income taxes	(42)	(57)	(41)
Equity in net income of affiliated companies	20	13	13
Minority interest in net income	(7)	(5)	(3)
Income from continuing operations	121	108	82
Discontinued operations (Note G)			
Income from operations of discontinued businesses, net of income taxes	—	36	15
Gain on sale of business, net of income taxes (Note H)	3	309	—
Net Income	124	453	97
Dividends on preferred stock, net of tax benefit of $2, $2 and $2	(3)	(3)	(3)
Income applicable to common shares	$ 121	$ 450	$ 94
Weighted-average common shares outstanding, in millions:			
Basic	62	64	64
Diluted	74	73	73
Income per common share:			
Basic:			
Continuing operations	$ 1.89	$ 1.65	$ 1.24
Discontinued operations:			
Income from operations of discontinued businesses	—	0.56	0.23
Gain on sale of business	0.05	4.83	—
Net Income	$ 1.94	$ 7.04	$ 1.47
Diluted:			
Continuing operations	$ 1.62	$ 1.46	$ 1.11
Discontinued operations:			
Income from operations of discontinued businesses	—	0.49	0.20
Gain on sale of business	0.04	4.25	—
Net Income	$ 1.66	$ 6.20	$ 1.31

(A) *Certain amounts in 2000 and 1999 have been reclassified to conform to the 2001 presentation.*

(B) *Revenue is recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, selling price is fixed or determinable and collectability is reasonably assured.*

(C) *Results for fiscal 2001 reflect the benefits of a $1 million insurance recovery and a $1 million recovery of costs from one of the 2000 facilities closures. Results for fiscal 2001 also reflect a $2 million charge from the discontinuance of a toll manufacturing agreement and a $21 million charge related to the retirement of the Chief Executive Officer and the resignation of the Chief Financial Officer.*

(D) *Results for fiscal 2000 reflect an $18 million charge for the closure of two facilities, a $2 million environmental charge, and the benefit of a $10 million insurance recovery.*

(E) *Results for fiscal 1999 reflect a $26 million charge for cost reduction initiatives.*

(F) *Results for fiscal 1999 reflect the gain on sale of shares of Cabot's investment in K N Energy, Inc.*

(G) *Cabot Liquefied Natural Gas and Cabot Microelectronics Corporation businesses are presented as discontinued operations.*

(H) *Gain from the sale of Cabot Liquefied Natural Gas, net of tax.*

The Notes to the consolidated financial statements included in Cabot's SEC Form 10-K for fiscal 2001 are an integral part of these condensed consolidated financial statements.

Years ended September 30 (dollars in millions)	2001	2000	1999
Cash Flows from Operating Activities:			
Net income	$ 124	$ 453	$ 97
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	115	129	125
Deferred tax expense (benefit)	6	20	(3)
Equity in net income of affiliated companies, net of dividends received	(9)	(5)	6
Special items	14	20	19
Gain on sale of business, net of income taxes	(3)	(309)	—
Gain on sale of equity securities	—	—	(10)
Non-cash compensation	22	17	12
Other, net	5	—	—
Changes in assets and liabilities, net of the effect of the consolidation of equity affiliates:			
Decrease (increase) in accounts and notes receivable	13	(73)	(38)
Decrease (increase) in inventories	(55)	1	(7)
Increase (decrease) in accounts payable and accrued liabilities	(31)	48	(2)
Decrease in income taxes payable	(175)	(10)	(14)
Increase (decrease) in other liabilities	(6)	(22)	32
Other, net	6	(5)	(9)
Cash provided by operating activities	26	264	208
Cash Flows from Investing Activities:			
Additions to property, plant and equipment	(122)	(137)	(166)
Proceeds from sales of property, plant and equipment	4	7	1
Purchases of equity securities	(5)	(2)	—
Proceeds from sales of equity securities	—	—	20
Investments and acquisitions, excluding cash acquired	(6)	(14)	(6)
Proceeds from sale of business	5	688	—
Cash retained by discontinued operations	—	(14)	—
Cash from consolidation of equity affiliates and other	—	—	8
Cash provided by (used in) investing activities	(124)	528	(143)
Cash Flows from Financing Activities:			
Proceeds from long-term debt	129	17	103
Repayments of long-term debt	(63)	(62)	(11)
Decrease in short-term debt, net	(7)	(165)	(77)
Proceeds from initial public offering of Cabot Microelectronics Corporation	—	83	—
Purchases of preferred and common stock	(229)	(47)	(46)
Sales and issuances of preferred and common stock	13	15	11
Cash dividends paid to stockholders	(34)	(32)	(32)
Purchase of notes receivable for restricted stock	—	—	(18)
Employee loan repayments	15	7	1
Cash used in financing activities	(176)	(184)	(69)
Effect of exchange rate changes on cash	—	(5)	(1)
Increase (decrease) in cash and cash equivalents	(274)	603	(5)
Cash and cash equivalents at beginning of year	638	35	40
Cash and cash equivalents at end of year	$ 364	$ 638	$ 35

The Notes to the consolidated financial statements included in Cabot's SEC Form 10-K for fiscal 2001 are an integral part of these condensed consolidated financial statements.

Years ended September 30 (dollars in millions)	Chemical Businesses	Performance Materials	Specialty Fluids	Segment Total	Unallocated and Other[1]	Consolidated Total
Revenues from external customers[2]	$ 1,335	$ 329	$ 27	$ 1,691	$ (21)	$ 1,670
Depreciation and amortization	98	10	4	112	3	115
Equity in net income of affiliated companies	5	15	—	20	—	20
Profit (loss) from continuing operations before taxes[4]	121	78	—	199	(49)	150
Assets[5]	1,155	249	55	1,459	460	1,919
Investment in equity-basis affiliates	47	29	—	76	—	76
Total expenditures for additions to long-lived assets[6]	87	25	3	115	18	133
Revenues from external customers[2]	$ 1,360	$ 215	$ 20	$ 1,595	$ (21)	$ 1,574
Depreciation and amortization[3]	105	9	2	116	13	129
Equity in net income of affiliated companies	5	8	—	13	—	13
Profit (loss) from continuing operations before taxes[4]	180	38	(3)	215	(58)	157
Assets[5]	1,168	195	47	1,410	724	2,134
Investment in equity-basis affiliates	47	27	—	74	—	74
Total expenditures for additions to long-lived assets[6]	87	12	1	100	53	153
Revenues from external customers[2]	$ 1,224	$ 187	$ 12	$ 1,423	$ (18)	$ 1,405
Depreciation and amortization[3]	104	8	4	116	9	125
Equity in net income of affiliated companies	8	5	—	13	—	13
Profit (loss) from continuing operations before taxes[4]	163	30	(3)	190	(77)	113
Assets[5]	1,244	205	50	1,499	343	1,842
Investment in equity-basis affiliates	52	20	—	72	—	72
Total expenditures for additions to long-lived assets[6]	114	9	3	126	46	172

(1) *Unallocated and Other includes certain corporate items and eliminations that are not allocated to the operating segments.*

(2) *Revenues from external customers for certain operating segments include 100% of equity affiliate sales and transfers of materials at cost and at market-based prices. Unallocated and Other reflects an adjustment for these equity affiliate sales and interoperating segment revenues and includes royalties paid by equity affiliates offset by external shipping and handling fees:*

	2001	2000	1999
Equity affiliate sales	$ (63)	$ (74)	$ (69)
Royalties paid by equity affiliates	6	6	7
Shipping and handling fees	44	57	51
Interoperating segment revenues	(8)	(10)	(7)
Total	$ (21)	$ (21)	$ (18)

(3) *Unallocated and Other includes depreciation and amortization for the discontinued segments, Cabot Liquefied Natural Gas and Cabot Microelectronics Corporation, amounting to $9 million and $7 million for the fiscal years 2000 and 1999, respectively.*

(4) *Profit or loss from continuing operations before taxes for Unallocated and Other includes:*

	2001	2000	1999
Interest expense	$ (32)	$ (33)	$ (39)
Gain on sale of equity securities	—	—	10
Corporate governance costs/other expenses, net[a]	27	(1)	(8)
Equity in net income of affiliated companies	(20)	(13)	(13)
Foreign currency transaction gains (losses), net[b]	(3)	(1)	(1)
Special charges	(21)	(10)	(26)
Total	$ (49)	$ (58)	$ (77)

(a) *Corporate governance costs/other expenses, net, includes costs previously allocated to discontinued businesses reduced by investment income.*

(b) *Net of other hedging activity.*

(5) *Unallocated and Other assets includes cash, short-term investments, investments other than equity basis, income taxes receivable, deferred taxes, and headquarters' assets. Also included are the assets for the discontinued segments, Cabot Liquefied Natural Gas and Cabot Microelectronics Corporation, amounting to $237 million for fiscal year 1999.*

(6) *Expenditures for additions to long-lived assets include total equity and other investments (including available-for-sale securities), property, plant and equipment, and intangible assets. In addition, included in Unallocated and Other are the expenditures for additions to long-lived assets for the discontinued segments, Cabot Liquefied Natural Gas and Cabot Microelectronics Corporation, amounting to $45 million and $39 million for the fiscal years 2000 and 1999, respectively.*

SELECTED FINANCIAL DATA – FIVE-YEAR SUMMARY

Years ended September 30 (dollars in millions, except per share amounts and other data)	2001	2000	1999	1998	1997
Revenues:					
Net sales and other operating revenues	$ 1,670	$ 1,574	$ 1,405	$ 1,443	$ 1,450
Interest and dividend income	28	6	4	5	7
Total revenues	1,698	1,580	1,409	1,448	1,457
Costs and expenses:					
Cost of sales	1,237	1,164	991	985	1,011
Selling and administrative expenses	208	173	186	187	192
Research and technical service	48	43	58	70	72
Interest expense	32	33	39	36	37
Special items (Note A)	21	10	26	85	18
Gain on sale of assets	—	—	(10)	(90)	—
Other charges, net	2	—	6	16	15
Total costs and expenses	1,548	1,423	1,296	1,289	1,345
Income before income taxes	150	157	113	159	112
Provision for income taxes	(42)	(57)	(41)	(57)	(40)
Equity in net income of affiliated companies	20	13	13	17	20
Minority interest in net income	(7)	(5)	(3)	(3)	(2)
Income from continuing operations	121	108	82	116	90
Discontinued operations:					
Income from operations of discontinued businesses (Note A)	—	36	15	6	3
Gain on sale of business (Note A)	3	309	—	—	—
Net income	$ 124	$ 453	$ 97	$ 122	$ 93
Diluted Net Income:					
Continuing operations	1.62	1.46	1.11	1.53	1.15
Discontinued operations:					
Income from operations of discontinued businesses (Note A)	—	0.49	0.20	0.08	0.04
Gain on sale of business (Note A)	0.04	4.25	—	—	—
Net Income	1.66	6.20	1.31	1.61	1.19
Dividends	0.48	0.44	0.44	0.42	0.40
Stock prices (Note B) — High	41.35	21.97	18.05	22.31	16.72
Low	18.56	10.55	11.37	12.48	12.56
Close	39.90	18.19	13.63	14.31	15.46
Average diluted shares outstanding — millions	74	73	73	75	77
Shares outstanding at year end — millions	63	68	67	67	69
Total current assets	$ 968	$ 1,190	$ 659	$ 619	$ 613
Net property, plant and equipment	807	806	1,024	978	922
Other assets	144	138	159	208	291
Total assets	$ 1,919	$ 2,134	$ 1,842	$ 1,805	$ 1,826
Total current liabilities	$ 291	$ 494	$ 450	$ 536	$ 543
Long-term debt	419	329	419	316	286
Other long-term liabilities and minority interest	259	264	267	247	269
Stockholders' equity	950	1,047	706	706	728
Total liabilities and stockholders' equity	$ 1,919	$ 2,134	$ 1,842	$ 1,805	$ 1,826
Working capital	$ 677	$ 696	$ 209	$ 83	$ 70
Income from continuing operations as a percentage of sales	7%	7%	6%	8%	6%
Return on average stockholders' equity (Note A)	13%	19%	15%	16%	14%
Net debt-to-capitalization ratio	9%	(29%)	44%	43%	43%

(A) *See footnotes 1 and 2 on inside front cover.*

(B) *See footnote 1 on page 42.*

The accompanying condensed financial statements were prepared by Cabot Corporation in conformity with generally accepted accounting principles. Cabot's management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.

Cabot Corporation maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with its internal audit staff, independent accountants, and the Audit Committee of the Board of Directors.

PricewaterhouseCoopers LLP, independent accountants, were engaged by Cabot to audit the financial statements included in the Company's Form 10-K, from which the accompanying condensed consolidated financial statements were derived. Their audit was conducted in accordance with generally accepted auditing standards and included a consideration of Cabot's system of internal accounting controls to plan the audit for the purpose of expressing an opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are not employees of Cabot, the Committee meets periodically with Cabot management, internal auditors and the independent accountants to review the quality of the financial reporting and internal controls, as well as the results of the auditing efforts. The internal auditors and independent accountants have full and direct access to the Audit Committee, with and without management present.

Kennett F. Burnes
Chairman, President and Chief Executive Officer

Martin L. Coffee
Assistant Controller and acting Chief Accounting Officer

To the Board of Directors and
Stockholders of Cabot Corporation

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated financial statements of Cabot Corporation as of September 30, 2001 and 2000 and for each of the three years in the period ended September 30, 2001 appearing in Item 8 of Form 10-K for the year ended September 30, 2001 (which statements are not presented herein); and in our report dated October 23, 2001 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of September 30, 2001 and 2000 and the related condensed consolidated statements of income and cash flows for each of the three years in the period ended September 30, 2001, when read in conjunction with the consolidated financial statements from which it has been derived, is fairly stated in all material respects in relation thereto.

PricewaterhouseCoopers LLP

Boston, Massachusetts
October 23, 2001

CABOT CORPORATION DIRECTORS

Kennett F. Burnes
Chairman, President and
Chief Executive Officer

John G.L. Cabot
former Vice Chairman
Cabot Corporation

John S. Clarkeson
Chairman
The Boston Consulting
Group, Inc.
(management consulting)

Arthur L. Goldstein
Chairman
Ionics, Incorporated
(water purification)

Robert P. Henderson
General Partner
Greylock Management
Corporation
(private equity investment
management)

Gautam S. Kaji
former Managing
Director of Operations
World Bank Group

Roderick C.G. MacLeod
Co-founder and Principal
St. Martins Finance Ltd.
(private equity investment
company)

John H. McArthur
Dean Emeritus
Graduate School of
Business Administration
Harvard University

John F. O'Brien
President and
Chief Executive Officer
Allmerica Financial Corporation
(holding company for insurance
and other financial services
corporations)

Ronaldo H. Schmitz
Chairman
Private Equity
Deutsche Bank AG

Lydia W. Thomas
President and
Chief Executive Officer
Mitretek Systems, Inc.
(research and development for
public interest)

Mark S. Wrighton
Chancellor
Washington University
in St. Louis

CORPORATE OFFICERS

Kennett F. Burnes
Chairman, President and
Chief Executive Officer

William P. Noglows
Executive Vice President

John A. Shaw
Executive Vice President and
Chief Financial Officer

John E. Anderson
Vice President

James A. Belmont
Vice President

Craig A. Bickel
Vice President

Dirk L. Blevi
Vice President

William J. Brady
Vice President

Patrick H. Edel
Vice President

Daniel Gilliland
Vice President

Paul J. Gormisky
Vice President

Charles A. Gray
Vice President

Aad van der Heijden
Vice President

Ho-il Kim
Vice President and
General Counsel

Francois Lavoillotte
Vice President

Helmut Lorat
Vice President

Karen M. Morrissey
Vice President

Thomas H. Odle
Vice President

Steven R. Reznek
Vice President

Peter H. Shepard
Vice President

Chang Loo Sih
Vice President

Roland R. Silverio
Vice President

Robby D. Sisco
Vice President

U. Roger Weems
Vice President

John P. McGann
Secretary

Martin L. Coffee
Assistant Controller

Donald G. Warner
Assistant Controller

Richard J. Carli
Assistant Treasurer

Denise M. Bennett
Assistant Secretary

Martha A. Finnegan
Assistant Secretary

William L. May, Jr.
Assistant Secretary

CORPORATE OFFICES

Cabot Corporation
Two Seaport Lane
Suite 1300
Boston, Massachusetts 02210-2019
(617) 345-0100

INVESTOR RELATIONS

Investor inquiries are welcome and individuals are invited to contact our offices by letter at the address above, or by telephone at (617) 342-6244.

For information about Cabot Corporation and our businesses, visit our web site at: www.cabot-corp.com.

STOCK LISTING

Cabot Corporation common stock is listed on the New York, Boston, and Pacific stock exchanges and the Chicago Board Options Exchange under the symbol CBT.

QUARTERLY STOCK PRICE AND DIVIDEND DATA

Fiscal 2000[1]	Dec.	Mar.	June	Sept.	Year
Cash dividends per share	$0.11	$0.11	$0.11	$0.11	$0.44
Price range of common stock					
High	13.31	17.51	17.27	21.97	21.97
Low	10.55	11.12	14.39	16.29	10.55
Close	11.70	17.51	15.65	18.19	18.19

Fiscal 2001	Dec.	Mar.	June	Sept.	Year
Cash dividends per share	$0.11	$0.11	$0.13	$0.13	$0.48
Price range of common stock					
High	26.75	39.40	38.74	41.35	41.35
Low	18.56	25.13	31.40	34.87	18.56
Close	26.38	31.50	36.02	39.90	39.90

[1] *On September 29, 2000, Cabot Corporation distributed to its shareholders in the form of a stock dividend 0.28047 shares of Cabot Microelectronics for each outstanding share of Cabot common stock. As a result, Cabot Corporation's stock price was restated on October 2, 2000 from $31.69 to $18.19 by the New York Stock Exchange to reflect the distribution of Cabot's ownership in Cabot Microelectronics to Cabot's shareholders. Accordingly, the stock prices presented above for fiscal 2000 are all restated on the same basis.*

ANNUAL MEETING

The Annual Meeting of Stockholders will be held on Thursday, March 7, 2002 at 4:00 p.m., at the Seaport Hotel, One Seaport Lane, Boston, Massachusetts. All stockholders are invited to attend.

STOCK TRANSFER AGENT AND REGISTRAR

Shareholders may contact the transfer agent through the Internet or by phone for information or assistance concerning dividend payments, account history, lost stock certificates, taxable income or to report address changes. The transfer agent provides telephone assistance Monday-Friday, 9:00 a.m. to 6:00 p.m. (Eastern Time). Extended service is available 24 hours a day, 7 days a week, to callers with touch-tone telephones via the transfer agent's Automatic Voice Response System.

Please mention Cabot Corporation, your name as printed on your stock certificates, your Social Security number, and your address and telephone number in all correspondences.

Fleet National Bank
c/o EquiServe, L.P.
P.O. Box 43010
Providence, RI 02940-3010

Stockholder inquiries: (781) 575-3170 or (800) 730-4001
For the hearing impaired: (800) 952-9245 (TTY/TDD)
Web site: www.equiserve.com

DIVIDEND REINVESTMENT PLAN

Cabot Corporation offers a convenient dividend reinvestment and cash purchase plan for registered stockholders, providing a simple way to increase investment in Cabot Corporation (CBT) common stock. The plan allows stockholders to automatically reinvest all or part of their dividends into additional Cabot shares. Participation in the plan also allows registered stockholders to purchase up to $10,000 worth of Cabot Corporation stock, on a quarterly basis, free of brokerage fees and commissions. To request an enrollment form, write or call Fleet National Bank at the address noted above.

FORM 10-K

The annual report to the Securities and Exchange Commission (SEC) on Form 10-K, filed annually with the SEC, also is available without charge by writing or calling Cabot's Investor Relations Department at the address or telephone number listed above. In addition, this information is available on Cabot's web site at: www.cabot-corp.com.

Printed on recycled paper

DESIGN: SVP Partners, Wilton, CT / PHOTOGRAPHY: Lonny Kalfus, NYC / PRINTING: Quebecor World Acme, Boston, MA

CABOT VALUES

INTEGRITY. We demand adherence to the highest ethical standards. We demand personal integrity, compliance with all laws and regulations, unwavering efforts toward the highest quality in all areas, and indisputable respect for safety, health and the environment.

RESPECT. We must be open, honest, straightforward and trustworthy. We listen and learn from each other, our customers and the outside world, and share our learnings generously.

INNOVATION. We work urgently and intensely to create new ways to bring more value to our customers and to open new markets for our products. We continuously improve by understanding successes and failures — our own and others.

COMPETITIVENESS. To be the best, we strive for excellence in everything we do. We listen to our customers, owners and markets, and we compete aggressively to exceed their expectations using teamwork, leadership and self-confidence. We seize opportunities with urgency, persistence and courage.

CABOT CORPORATION
TWO SEAPORT LANE
SUITE 1300
BOSTON, MASSACHUSETTS 02210-2019

WWW.CABOT-CORP.COM

0928-AR-02